Jan R. Hauser
Vice President, Controller &
   Chief Accounting Officer

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 3234
F 203 373 3757
jan.hauser@ge.com

Via EDGAR

July 19, 2016

Ms. Amanda Ravitz
Assistant Director
Office of Electronics and Machinery
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:            General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 4, 2016
Form 8-K filed April 22, 2016
File No. 001-00035

Dear Ms. Ravitz:

We are responding to your comment letter dated June 24, 2016, to Jeffrey S. Bornstein, Chief Financial Officer of General Electric Company ("GE" or the "Company") related to the above documents.

As a preface to our responses, we note that a number of comments are focused on terminology and use of certain financial measures as well as our use of non-GAAP financial measures.  Our desire is to clearly communicate with investors and, in that regard, we appreciate the Securities and Exchange Commission's recently updated Compliance & Disclosure Interpretations ("C&DI") and the Staff's comments on how this guidance may affect our use of these measures in our investor communications.  We plan to implement changes in our second quarter reporting consistent with the responses to the Staff's comments provided below.

We also note that over the past two years we have taken actions to evaluate and revise our communications related to non-GAAP measures, consistent with Chair White's public comments on the matter of non-GAAP measures and other speeches by the Staff.  We believe these actions have improved the clarity of our reporting of non-GAAP measures, including our operating earnings measure, which is highlighted in several of the Staff's comments.  The specific changes we have made with regard to operating earnings include providing the definition more prominently and explaining the exclusion of certain expenses in the section
(1)

"Other Terms Used by GE" within Management's Discussion & Analysis of Financial Condition and Results of Operations ("MD&A") on page 25 of our Form 10-K. We also have identified operating earnings (along with other non-GAAP measures) as non-GAAP measures through the use of asterisks and corresponding notes whenever presented in our MD&A.  More broadly, we have refreshed our internal processes (including disclosure controls), enhanced our supplemental disclosures and have given greater prominence to identifying and explaining our use of non-GAAP measures as a preface to our investor presentations and earnings release supplements.  As part of this process, we also enhanced our reconciliations of non-GAAP measures and included the rationale for such measures in our earnings release supplement.

For ease of reference, we have repeated the Staff's comments in bold text preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2015

10-K Introduction & Summary, page 4

1.
We reference your disclosure of GAAP EPS of $0.17 at the top of page 5. Similarly, on page 27 you present the amount in a chart labeled as "earnings per share". We note, however, that the amount represents earnings per share from continuing operations.  Given the clear meaning ascribed to the term earnings per share in US GAAP, it does not appear appropriate to attribute a different meaning to the term as you have done in the glossary on page 24. Please revise your presentations in future filings to use GAAP titles that are consistent with those used on your statements of operations and your other primary financial statements.

Response:

We acknowledge the Staff's comment, and in future filings, we will revise our presentations to use GAAP titles that are consistent with those used in our Statement of Earnings.

2.	We note that your summary on page 5 only presents earnings per share from continuing operations. Please explain to us why you do not also present net earnings (loss) per share amounts. This comment also applies to your Form 10-Q for the period ended March 31, 2016 and earnings release for the same period.

Response:

We acknowledge the Staff's comment and will include all appropriate GAAP earnings per share amounts within our financial highlights.  We advise the Staff that due to the significance of the GE Capital Exit Plan ("Exit Plan") and the classification of a material portion of Capital businesses as discontinued operations, our focus has been on those operations that will be representative of continuing operations.  We note that within our filings

(2)

and investor presentations, we provided significant disclosure related to key components and effects of the Exit Plan. Thus, we believe we have consistently focused on the critical elements of the transaction – both continuing and discontinued – although we acknowledge that we did not highlight net earnings (loss) per share in our summary.  In light of the Staff's comment, we will display net earnings (loss) per share amounts with greater or equal prominence in future filings and earnings releases.

3.	We note your presentation of Industrial segment revenues from growth markets on page 9. Please revise your presentation in future filings to clearly define this non-GAAP measure and to provide the required reconciliations to the most directly comparable GAAP measure and other disclosures required by Item 10(e) of Regulation S-K.

Response:

In future filings in which the term "growth markets" is used, we will more prominently disclose a clear definition.  We supplementally advise the Staff that the definition of growth markets is provided in the section labeled "Other Terms Used by GE" in MD&A on page 24 of our Form 10-K.  We note for the Staff's consideration that growth market revenues is an unadjusted component of our GAAP revenues, similar to other geographic information (e.g., revenues from Latin America), or disclosure of revenues from certain products or to certain industries (e.g., revenues from sale of aircraft engines).  Accordingly, we do not believe there is a directly comparable GAAP measure to which we would reconcile this measure.

How We Allocate Your Capital, page 15

4.
Refer to the comparative data you provide against your "peers." In light of the unique nature of your business, as an evolving multinational corporation with multiple business lines and thousands of products, it is unclear how you define peers. Further, the measures by which you compare your performance to your peers may be susceptible to multiple different methods of calculation. Please limit your summary data to that which can be easily defined and understood within the summary, or for which you have included a clear and accessible definition within the body of your 10-K.

Response:

We advise the Staff that our statement regarding having a dividend yield higher than peers is based on a comparison of the dividend yields among companies in the S&P 500 and that our reference to above average organic revenue growth is based on comparison of our organic revenue growth against other large multinational corporations operating in industries in which we compete.  In future filings, when we disclose measures comparing our results to those of "peers," we will provide a definition of the specific peer group to which we are comparing our results.

(3)

We also acknowledge the Staff's comment that measures such as organic revenue growth may be susceptible to multiple methods of calculation and require a clear definition.  We supplementally advise the Staff that we define the term organic revenues in the "Other Terms Used by GE" section of MD&A on page 25 of our Form 10-K.  While we believe the term organic revenue growth is used fairly consistently among other companies, we advise the Staff that the disclosures below are provided along with our reconciliation of this non-GAAP measure on page 96 of our Form 10-K.

"Organic revenue growth measures revenue excluding the effects of acquisitions, business dispositions and currency exchange rates."

"Management recognizes that the term 'organic revenue growth' may be interpreted differently by other companies and under different circumstances.  Although this may have an effect on comparability of absolute percentage growth from company to company, we believe that these measures are useful in assessing trends of the respective businesses or companies and may therefore be a useful tool in assessing period-to-period performance trends."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Consolidated Results, page 29

5.	We note that you present a non-GAAP measure entitled Operating Earnings on pages 27 and 31. We note that "earnings from operations," "operating income," "operating earnings" and "profit from operations" are terms used in US GAAP to refer to income that is generated by the ordinary and usual activity of a reporting entity. Please tell us how your presentation complies with Item 10(e)(1)(ii)(E) which prohibits you from using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Response:

The Staff's comment 8 also addresses application of the CD&I guidance to our "operating earnings" non-GAAP measures.  Our response below is specific to the question of whether the titles of these measures are the same as or confusingly similar to titles used for GAAP financial measures. We believe it would be helpful if this response were read in conjunction with our response to comment 8.

We acknowledge the Staff's comment and are aware that some companies may use such terms on the face of their income statements.  We do not use any of the above-noted terms in our GAAP financial statements and do not believe that these financial statement captions are defined within GAAP.  As background, in 2011, when we initially decided to incorporate this measure as a supplement to our GAAP measures, we selected the term "operating earnings" in an effort to differentiate the measure from any of the GAAP terms used in our financial statements.

(4)

In addition, our investor communications at the time of introducing the measure was clear as to its intended purpose as a supplement to GAAP and not intended to change our GAAP accounting.

We believe that the process described in our introductory comments above, augmented by our response to comment 8, support our view that we have been clear in our communications about operating earnings as a non-GAAP measure that supplements our GAAP reported earnings.  We also believe that our presentation of GAAP earnings with greater or equal prominence, pursuant to the undertakings highlighted in this letter, will add greater clarity for investors.

Segment Operations, page 35

6.	For each segment presented, please disclose in future filings the information required by Regulation S-K Item 101(c)(1)(xi).

Response:

We advise the Staff that in the context of GE's total research and development disclosure (i.e., page 94 of our Form 10-K) we have identified the segments to which research & development spending is significant as follows:

"Aviation accounts for the largest share of GE's research and development expenditures with funding from both GE and external funds. Power and Healthcare also made significant expenditures funded primarily by GE."

In consideration of the Staff's comment, in future filings, if material, we will provide the segment estimated amounts spent on research & development activities in accordance with Regulation S-K Item 101(c)(1)(xi).

Renewable Energy, page 40

7.	We note your statement that renewable energy competes "on an unsubsidized basis in many locations." If relevant to an understanding of the trends affecting your business, please explain in more detail the drivers affecting whether renewables may so compete in a particular location, such as government incentives or tariffs, as well as traditional fuel and energy pricing, and the specific location.

Response:

We advise the Staff that in addition to direct financial support for renewables, many other factors impact the relative competitiveness of wind (which represents a substantial portion of our renewable energy business) versus other sources of power generating technology, including improvements in wind technology, competing generation technologies, availability and cost of other fuels, and wind resources at a given location,

(5)

among others. Globally, many countries have shifted from direct financial subsidies to competitive procurement mechanisms such as auctions or tender schemes, which has continued to improve the economics for onshore wind. In addition, we expect new innovations such as the digitization of renewable energy and wind turbine technology improvements, including larger rotors, taller towers and higher nameplate ratings to continue to drive down the cost of wind energy.

We acknowledge the Staff's comment and in future filings we will expand our disclosure to explain in more detail the drivers affecting the competitive environment and trends affecting the renewable energy segment.

Supplemental Information, page 95

Operating and Non-Operating Pension Costs (Income), page 98

Adjusted Corp Costs (Operating), page 98

8.	We note that your non-GAAP measures, including Total Corporate costs (operating), Adjusted Corporate costs (operating) and Industrial operating + Verticals earnings and EPS appear to exclude certain normal, recurring, operating items such as certain pension costs, restructuring and other charges and gains. Further, by adjusting your non-GAAP measures for these items, you appear to be substituting individually tailored measurement methods for those of US GAAP which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing your future filings and earnings releases.

Response:

We acknowledge the Staff's comment that exclusion of certain normal, recurring expenses could result in a non-GAAP measure that is misleading and that certain non-GAAP measures could be viewed as substituting individually tailored measurement methods for those of US GAAP.  However, we believe that the non-GAAP measures noted above serve as helpful supplements to the corresponding GAAP measures and, based on our outreach with GE investors, are relevant and useful.

In future filings and earnings releases, we will provide the corresponding GAAP measures with greater or equal prominence compared with the non-GAAP measures, more prominently state that the non-GAAP measures are a supplement to, and not a substitute for, the corresponding GAAP measures, and we will expand our disclosures to clarify the reasons we believe investors will find these measures useful.

Based on our review of the C&DI, we do not view these non-GAAP measures as a substitution of individually tailored measurement methods for those of US GAAP.  The Staff's example of an individually tailored measurement provided in the C&DI relates to a company's adoption of an alternative revenue recognition method in a non-GAAP measure. We do not believe our adjustments are similar to this fact pattern.

(6)

As our treatment of pension costs in our non-GAAP measures is common to all of the measures noted in the comment above, we would like to address that adjustment first.  We advise the Staff that the costs excluded from our GAAP measures in calculating the above non-GAAP measures relate to certain elements of pension costs, including the expected return on plan assets, interest cost on benefit obligations and net actuarial loss amortization, all of which are calculated in accordance with GAAP.  The full amount of these costs are reflected in our results in accordance with GAAP and the components of pension expense are disclosed in our pension note each reporting period.  We believe that these non-GAAP measures are useful supplements to our GAAP earnings measures, as they reflect ongoing service costs related to providing pension benefits to our active employees and exclude pension cost elements related to financial effects of market conditions that are potentially volatile and broadly are not within management's control.  For example, a 25 basis point change in the discount rate would have increased or decreased our projected benefit obligation as of December 31, 2015 by approximately $2.2 billion, with a corresponding increase or decrease in pension costs of approximately $0.2 billion.  In addition, as our measure of profit for our segments only includes the operating portion of pension costs, we believe that a non-GAAP measure determined on this same basis enhances comparability with our segment results.

The use of this adjustment began in 2011, when some companies adopted a change in accounting principle that essentially was a mark-to-market approach to recording pension costs.  Because certain of those companies were also large multinationals, we undertook an analysis of how we should think about our disclosures in light of the non-comparability introduced by the change.  We evaluated both the mark-to-market approach and the creation of non-GAAP measures that adjusted for this reporting approach.  We reviewed and discussed this analysis and our proposed approach of reporting non-GAAP operating EPS with both our Audit Committee and the full Board of Directors. In 2010, we previewed with investors that we would be introducing this measure and explained our view that this provided better transparency to our pension and operating results and allowed for a better comparison to other large multinational companies, who were either changing their accounting or introducing a similar non-GAAP measure.

With regard to the Total Corporate costs (operating) and Adjusted Corporate costs (operating) non-GAAP measures, we also adjust for restructuring and other charges and gains.  We advise the Staff that we use these measures in the Corporate Items and Eliminations disclosure in our MD&A (page 65 of our Form 10-K).  In that presentation, we begin with the GAAP measure, provide the non-GAAP adjustments as a supplement, and indicate that the two subsequent totals are each non-GAAP measures.  Control over the amount of corporate costs is important to management and investors. Investors find these measures helpful because trends in corporate costs may be obscured by items such as gains (losses) on business dispositions and restructuring charges.  We believe that this adjusted measure is a helpful supplement to our GAAP measures because items such as gains on dispositions are not closely associated with ongoing corporate operations, and therefore GAAP Corporate costs, and provide important period-to-period comparability.

(7)

With respect to adjustments related to the Exit Plan that we announced in 2015, we note that the Industrial operating + Verticals non-GAAP financial measure was the result of considerable discussion with our investors regarding the ultimate impact of the Exit Plan on the future size and scope of GE.  As a result of the Exit Plan, 2015 was the beginning of a historic transformation for GE, reducing the size of our financial services businesses through the sale of most of GE Capital's assets (targeting the sale of approximately $200 billion of ending net investment and split-off of another approximately $65 billion).  As a consequence, this measure was established in response to an expressed interest by our investors to better understand our GAAP results, given that the Exit Plan could run through 2018.  Investors wanted to have the ability to evaluate the progress of the core ongoing activities of GE Capital as the transformation progresses.  Industrial operating + Verticals EPS provides a bridge that helps provide more visibility into the Company's core operations during this period of transition.  Due to the significance of the Exit Plan, and its impact on both continuing and discontinued operations, we have highlighted the various components and impacts of the Exit Plan in our filings and investor presentations.  In light of the unique nature of this non-GAAP measure, we placed additional emphasis on its definition and calculation by graphically reconciling the component pieces of the measure to its GAAP equivalent measures, as disclosed on page 101 of our Form 10-K.  However, we also recognize the need to prominently disclose defined GAAP measures and will do so with equal or greater prominence in future filings and earnings releases.

In light of the Staff's recently released C&DI, we have attached a draft of a revised first quarter earnings release to illustrate how we plan to enhance our presentation to be consistent with the updated C&DI. We welcome the Staff's feedback.

Operating Earnings and Operating EPS, page 100

9.	We note that you present the adjustments to these non-GAAP measures net of tax which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing your future filings and earnings releases.

Response:

We acknowledge the Staff's comment and in future filings and earnings releases, we will present the pre-tax adjustments and related tax effects separately along with an explanation of the tax adjustment.

Industrial Operating Profit and Operating Profit Margin (Excluding Alstom), page 102

10.
We note the significant number of non-GAAP measures included in your Form 10-K. Since some of these measures appear to be similar to one another, investors may find it difficult to understand the differences between the measures and how they each provide useful information.

(8)

For example, the difference between the non-GAAP measures Industrial operating profit and operating profit margin (excluding Alstom) and Industrial segment operating profit and operating profit margin (excluding Alstom) on page 102 is not clear. Please revise future filings to disclose the differences between similar measures and, for each individual non-GAAP financial measure, the reasons management believes the measure provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

We acknowledge the Staff's comment about the potential confusion when a measure appears to be similar to another measure, such as our use of the terms "industrial operating profit margin" versus "industrial segment operating profit margin."  We supplementally advise the Staff that we have defined these terms in the "Presentation" and "Other Terms Used by GE" sections at the beginning of our MD&A in the Form 10-K (pages 23 and 24, respectively).  We also indicate in these sections, as well as in the reconciliation section, the reasons we believe these measures provide investors with useful information.

In consideration of the Staff's comment, we will revise our disclosures in future filings to clarify such differences and the reasons we believe that each of these measures provides useful information to investors.

Risk Factors

Cybersecurity, page 117

11.	We note from your discussion under "Transformation: Creating the Digital Industrial" beginning on page 12 of your Integrated Summary Report that you have begun your transformation as a "Digital Industrial Company" including development of a internally-developed cloud-based operating system, Predix™, and that you intend to connect thousands of your products, including gas turbines and jet engines, to the Internet. In your future filings, if applicable, please enhance your current risk factor disclosure to address your Digital Industrial business and Predix™.

Response:

We acknowledge the Staff's comment.  We advise the Staff that, in connection with the preparation of the risk factors disclosure in our Form 10-K, we undertook a comprehensive review of a number of factors, including, for example, the enterprise risk assessment our businesses conduct, developments in the environment in which our businesses operate and changes in business strategy, such as with the launch of GE Digital and development of our cloud-based operating system, PredixTM.  In future filings, we will enhance our risk factor disclosure to more explicitly address GE Digital and PredixTM, as appropriate.

(9)

Form 10-Q for the Quarterly Period Ended March 31, 2016

Non-GAAP Financial measures, page 6

12.	We note your disclosure on page 6 indicating that you have included the reasons you use the non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures in the Supplemental Information section of MD&A. However, we note that your supplemental non-GAAP disclosures and reconciliations are provided in Exhibit 99(a). Considering the significant number of non-GAAP financial measures within the body of your Form 10-Q, explain to us how placing the supplemental disclosures and reconciliations in an exhibit complies with the requirement of Item 10(e)(1)(A) of Regulation S-K that the prominence of these disclosures be equal to or greater than the non-GAAP measure.

Response:

In consideration of the Staff's comment and consistent with our presentation within the Form 10-K, in future Form 10-Q filings we will include this supplemental information in our MD&A rather than as an exhibit.

Financial Resources and Liquidity, page 39

13.	Tell us where you have included a discussion of the significant changes in cash from (used for) operating and investing activities related to discontinued operations in your statement of cash flows on page 60. For example, we see that cash from operating activities related to discontinued operations was $4.1 billion for the three months ended March 31, 2015 compared to a use of $1.3 billion for the three months ended March 31, 2016.

Response:

We acknowledge the Staff's comment. In future filings, we will include a discussion of the significant changes in cash from (used for) operating and investing activities related to discontinued operations along the following lines:

"GE cash used for operating activities – discontinued operations increased $5.3 billion in the first three months of 2016 compared to the same period of 2015, primarily due to a decrease in cash generated from earnings in connection with the GE Capital Exit Plan. This increase is further impacted by a net decrease in accounts payable.

GE cash from investing activities – discontinued operations increased $10.2 billion in the first three months of 2016 compared to the same period of 2015, primarily due to cash resulting from completed sales in the first three months of 2016. This increase is further impacted by net settlement activity between our

(10)

continuing operations (primarily our treasury operations) and our CLL, Consumer and Real Estate businesses in discontinued operations."

Form 8-K Filed April 22, 2016

14.	We note that you present numerous non-GAAP financial measures throughout the earnings release but that you do not clearly label each non-GAAP financial measure so that an investor can easily distinguish between your GAAP and non-GAAP measures. Further, it appears that your presentation gives more prominence to the non-GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing your future earnings releases.

Response:

We acknowledge the Staff's comment. We supplementally advise the Staff that we have provided a list of the non-GAAP measures on page 3 of the earnings release in order to highlight, in one place, information about the non-GAAP measures used in the earnings release and to refer investors to the accompanying reconciliations and explanations.

In recognition of the Staff's comment, in future earnings releases and filings we will provide the most comparable GAAP measure with greater or equal prominence in accordance with the updated C&DI in a way that more clearly indicates which measures are non-GAAP measures.

We have attached a draft of a revised first quarter earnings release to illustrate how we plan to enhance our presentation to be consistent with the updated C&DI. We welcome the Staff's feedback.

15.	We also note that you present non-GAAP measures regarding your 2016 guidance of Industrial operating + Verticals EPS without also disclosing the comparable GAAP measure and the reconciliation of the amount to the most directly comparable GAAP financial measure as required by Item 10(e)(1)(i)(B) of Regulation S-K. See also our guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your future earnings releases to provide the required information.

Response:

Industrial operating + Verticals EPS represents earnings per share attributable to the Company's industrial businesses, Corporate and the GE Capital businesses that primarily support our industrial businesses (which we call Verticals).  To reconcile this measure to the most comparable GAAP measure, 2016 EPS from Continuing Operations ("Continuing EPS"), we need to add two components: (1) non-operating pension costs, and (2) GE Capital excluding the Verticals ("Other GE Capital").

(11)

We advise the Staff that we did not include in our first-quarter 2016 earnings release guidance for 2016 Continuing EPS, as this GAAP EPS guidance could not be calculated without unreasonable effort.  Our view has been largely predicated on the uncertainty of amount and timing of events affecting earnings as we execute the Exit Plan.  That is, we were not able to estimate Other GE Capital results for 2016 confidently within a reasonable range.  Further, if we were to attempt to reconcile Industrial operating + Verticals to net EPS, our ability to provide a reconciliation would also be affected by the timing and extent to which we might recognize gains and losses from dispositions of businesses accounted for as discontinued operations.  Nevertheless, we acknowledge the Staff's comment and recognize the requirement to disclose in future filings the absence of a quantitative reconciliation in reliance of the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) and to identify the information that is unavailable and its probable significance in situations such as this.

In future filings, we will assess our ability to reconcile EPS guidance and will comply with the requirement to either provide a reconciliation to the estimated Continuing EPS or the disclosure described in C&DI Question 102.10.

Schedule 14A – Definitive Additional Materials – Filed March 14, 2016

16.	We note in the column next to your table of contents the cross-reference to the reconciliation of non-GAAP financial measures that is contained in your Form 10-K. Please tell us the basis for not including the information that is required by Regulation G and Item 10(e) of Regulation S-K directly in the filing that contains the non-GAAP measures. Please include in your analysis the guidance provided in Question 118.08 of the Regulation S-K Compliance and Disclosure Interpretation.

Response:

The definitive additional material referred to in the Staff's comment relates to our Integrated Summary Report.  Given the complexity of our businesses, we voluntarily published this additional report to try to make our annual reporting more accessible to certain investors.  Accordingly, the Integrated Summary Report provides a summary of key information from our annual report, proxy statement and sustainability report and links together information about GE's strategy, business performance, risk oversight, governance, compensation and sustainability program.  By design, the Integrated Summary Report is a short document that is intended to supplement our annual reporting by providing an overview of GE, while including cross-references to help investors find more detailed information, including information about our non-GAAP measures, in the full versions of the annual report, proxy statement and sustainability report on our website.

In the future, to the extent that we file an Integrated Summary Report as definitive additional soliciting material, that also includes material non-GAAP information other than in the context of disclosing target and actual performance levels related to our

(12)

executive compensation programs (as contemplated by Question 118.08 of the Staff's Regulation S-K Compliance and Disclosure Interpretations), we will include the required GAAP information.

Transformation: Creating the Digital Industrial, page 12

17.	We note your reference to becoming a "top 10 software company by 2020." Please clarify what this statement is trying to convey to investors. For example, your disclosure does not make clear whether software sales represent new revenue from a completely separate source than prior periods, or if you are separately identifying sales of software embedded in or related to currently offered products. Further, when you state on page 16 that you are creating a $15 billion software and digital company, please clarify whether this is a market capitalization estimate, a revenue estimate, or otherwise, and whether you intend to quantitatively distinguish this business from your current business.

Response:

We advise the Staff that this statement is intending to convey an important strategic goal to our investors. Software sales are a component of Digital revenue and do not represent a new source of revenue in 2015. We advise the Staff that page 32 of our Integrated Summary Report and other sections of our Form 10-K (including the definition of Digital revenues on page 24) provide additional information that is intended to facilitate a more fulsome understanding of the references cited on page 12.  As described in our response to comment 18 below, we plan to separately report on this activity in future filings.

18.	We note your statement that revenue from your analytical applications and software is $5 billion and growing 20% annually. Please clarify where investors will be able to track the progress of this revenue. For example, it is currently unclear if this revenue is derived from all of your segments or in only some of your segments, and whether you will break out application and software revenue in your future segment disclosure or otherwise.

Response:

We plan to regularly provide information about Digital revenue each reporting period.

In light of the Staff's comment, in future filings we will provide additional disclosure in the MD&A section along the lines of the draft disclosure below.  As this is a relatively new business activity, we expect that it will evolve and change as it grows and we would expect our future disclosures to evolve in like fashion.

"In late 2015, we created GE Digital, whose activities are focused on assisting in the market development of our digital product offerings through software design,

(13)

fulfillment and product management, while also interfacing with our customers. Digital Revenues include software-enabled product upgrades, internally developed software (including PredixTM) and associated hardware, and software-enabled productivity solutions.  These revenues are reported in the financial results of our operating segments.

Digital Revenues for 2016 were $X.X billion compared with $5.0 billion in 2015, and were principally reported in our Power and Healthcare segments."

In connection with responding to your comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please don't hesitate to contact me at 203-373-3234.

GENERAL ELECTRIC COMPANY

/s/ Jan R. Hauser
Jan R. Hauser
Vice President, Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
J. S. Bornstein, Senior Vice President and Chief Financial Officer
C. A. Pereira, Vice President and Chief Corporate, Securities and Finance Counsel and Chairman, Disclosure Committee
M. L. Schapiro, Chairman, Audit Committee
L. Bradley, Partner, KPMG LLP

(14)

DRAFT 7/19/2016

GE 1Q 2016 EARNINGS

GAAP continuing operations EPS of $0.02; Industrial operating + Verticals EPS of $0.21
Orders +1%, -7% organic; backlogs $316 billion, +18% vs 1Q'15, +7% excluding Alstom
Reaffirms 2016 Industrial operating + Verticals EPS guidance

	EARNINGS/EPS		REVENUES	MARGINS
	CONTINUING OPS/EPS	NET EARNINGS/EPS	INDUSTRIAL SEGMENT REVENUES	INDUSTRIAL OP MARGINS
GAAP	$0.2B EPS: $0.02 F	$(0.1)B EPS: ($0.01) F	$25.9B +6%	XX.X% +XX bps

	INDUSTRIAL OPERATING + VERTICALS/EPS	INDUSTRIAL SEGMENT ORGANIC REVENUES	INDUSTRIAL OP MARGINS*/**
NON-GAAP	$1.9B EPS: $0.21 +5%	$23.6B -1%	12.8% +30 bps

We provide GAAP and non-GAAP measures. The non-GAAP measures are focused on our ongoing operations and primarily exclude the effects of the GE Capital Exit Plan, gains/losses on business dispositions, the Alstom acquisition, non-operating pension costs and restructuring charges. We believe that the focus on our ongoing operations is particularly important during the GE Capital Exit Plan period. See pages xx-xx for reconciliations between these GAAP and non-GAAP measures and the specific reasons why we provide these non-GAAP measures.

CASH/CFOA

$7.9B
$7.5
6X
$1.3B
$0.5
$0.9
$0.4
1Q'15
1Q'16
GE Capital Dividend
Industrial CFOA

ORDERS

$23.1B
$23.5B
$12.0
$11.0
+1%
$11.1
$12.4
1Q'15
1Q'16
Equipment
Services

BACKLOG

$268B
$316B
$70
$88
+18%
$198
$228
1Q'15
1Q'16
Equipment
Services

CASH TO SHAREHOLDERS

$8.3B

$6.1 BILLION THROUGH BUYBACK

"GE continues to deliver in a volatile environment and performed well in the first quarter. Our teams delivered $0.21 of earnings per share that included $(0.02) of total FX impact in the industrial segments. The Oil & Gas environment is challenging and the value of GE is that we are able to offset this with better performance across the portfolio. We are reaffirming our guidance for 2016 EPS, organic growth, margin expansion and returning $26 billion to shareholders."

- Jeff Immelt, Chairman and CEO

*Non-GAAP results excluding acquired Alstom businesses
**Non-GAAP results excluding gains, restructuring and non-operating pension cost

GE 1Q 2016 EARNINGS
MONTH XX, 2016

DRAFT 7/19/2016
2

1Q'16 HIGHLIGHTS

- Industrial segments include $(0.02) total FX impact
- Orders +1%, -7% organic, services +4% organic
- GE Digital orders $1.2 billion, +29%
- Industrial CFOA $0.4 billion -60%
- $(0.7) billion pretax in restructuring and other items
- Reaffirm Industrial operating & Verticals EPS guidance
- No change to segment organic revenues growth framework for year, higher Power shipments in 2H'16

INDUSTRIAL DEAL HIGHLIGHTS

Power: 6 HA turbine orders in the U.S., 4 HA turbines shipped; backlog at 35

Oil & Gas: Signed industry's first performance-based blow out preventer agreement with Diamond Offshore Drilling

Renewable Energy: Over 1,550 MW of orders received for onshore wind; new 2.X and 3.X NPIs

Current, powered by GE: World's largest single-order LED installation with JPMorgan Chase & Co.

Healthcare: U.S. equipment orders +8%; China orders +11%; Bioprocess +7% ex. FX

Aviation: GE9X began testing; currently 612 engines on order

Energy Connections: 4 major global deals for GE solar inverters totaling $215 million

GE STORE HIGHLIGHTS

GE Digital: Opened Predix for general availability; 7,500+ developers have registered for the platform

GE Digital: Transportation signed deal to implement 1st Predix-based Smart Intermodal Terminal system for a major Class 1 customer

GE Digital: Signed partnership with Oracle to develop complementary solutions for industrial apps

GE + Alstom: 5 heat recovery steam generator orders; solution utilizes both GE and Alstom technology

Access GE: GE Capital Verticals enabled $1.2 billion in Industrial orders

GRC: Opened flagship additive manufacturing facility in Pittsburgh for services across the company

Metem acquisition: Precision machining provider helps improve supply chain efficiency and reduce costs for Power's gas turbine production

1 Q'16 GE CAPITAL HIGHLIGHTS

GE CAPITAL EARNINGS WALK	1Q'16
Verticals	$496MM
Other Continuing	$(1,389)MM
Capital	**$(893)MM**
Discontinued operations	$(308)MM
GE Capital	**$(1,201)MM**

- $166 billion of asset sales signed, $146 billion closed, ahead of plan
- GE Captial net EPS of $(X.XX), F; continuing EPS of $(0.10), F; Verticals performing well, EPS of $0.05, +67%
- $7.5 billion divident to parent in 1Q, on track for ~$18 billion in 2016
- Submitted application for SIFI de-designation

"A transformed GE is well positioned to deliver for shareholders. Today our portfolio is simpler and stronger. We are ahead of the GE Capital exit plan with $166B in deals signed. We are already seeing valuable synergies from the Alstom acquisition. Our investments in GE Digital have positioned us as the leader in the Industrial Internet. We opened Predix in the first quarter and have more than 7,500 developers registered. GE is executing well and is on track to meet its investor goals for 2016."

- Jeff Immelt, Chairman and CEO

GE 1Q 2016 EARNINGS
MONTH XX, 2016

DRAFT 7/19/2016
3

GE's Investor Relations website at www.ge.com/investor and our corporate blog at www.gereports.com, as well as GE's Facebook page and Twitter accounts, including @GE_Reports, contain a significant amount of information about GE, including financial and other information for investors. GE encourages investors to visit these websites from time to time, as information is updated and new information is posted.

Caution Concerning Forward-Looking Statements:

This document contains "forward-looking statements" — that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, visit http://www.ge.com/investor-relations/disclaimer-caution-concerning-forward-looking-statements as well as our annual reports on Form 10-K and quarterly reports on Form 10-Q. We do not undertake to update our forward-looking statements. This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

General Electric Capital Corporation (GECC) was merged into GE in 2015 and our financial services business is now operated by GE Capital Global Holdings LLC (GECGH). In this document, we refer to GECC and GECGH as "GE Capital". We refer to the industrial businesses of the Company including GE Capital on an equity basis as "GE". "GE (ex-GE Capital)" and /or "Industrial" refer to GE excluding GE Capital.

Investor Contact:
Matt Cribbins, 203.373.2424
matthewg.cribbins@ge.com

Media Contact:
Jennifer Erickson, 646.682.5620
jennifer.erickson@ge.com

In this document, we sometimes use information derived from consolidated financial data but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered "non-GAAP financial measures" under the U.S. Securities and Exchange Commission rules. These non-GAAP financial measures supplement our GAAP disclosures and should not be considered an alternative to the GAAP measure. We have referred to:

- GE Industrial operating + Verticals earnings and EPS
- Industrial operating profit margin (excluding gains, restructuring, non-operating pension costs and Alstom)
- Industrial segment organic revenue growth
- Industrial cash flows from operating activities (Industrial CFOA)

The reasons we use these non-GAAP financial measures and the reconciliation to their most directly comparable GAAP financial measure are included in the accompanying tables, which include information integral to assessing the Company's financial position, operating performance and cash flow. For a reconciliation of non-GAAP measures presented in this document, see the accompanying supplemental information posted to the investor relations section of our website at www.ge.com.

NOTE: Amounts reported in billions in graphs within this release are computed based on the amounts in millions. As a result, the sum of the components reported in billions may not equal the total amount reported in billions due to rounding. Certain columns and rows within the tables may not add due to the use of rounded numbers. Percentages presented are calculated from the underlying numbers in millions.

First-quarter results webcast at 8:30 a.m. ET today

www.ge.com/investor

Related charts are now posted on our website for your review prior to the call.

GE 1Q 2016 EARNINGS
MONTH XX, 2016